Exhibit 21.1

List of Subsidiaries of Xinxu Copper Industry Technology Limited

Name of Subsidiaries	Jurisdiction
Sure Good Co., Limited	Hong Kong
Supreme Highness Limited	Hong Kong
Anhui Heri Information Technology Co., Ltd.	The People’s Republic of China
Anhui Xinxu New Materials Co., Ltd.	The People’s Republic of China